DLA Piper US LLP
2415 East Camelback Road, Suite 700
Phoenix, Arizona 85016-4245
www.dlapiper.com

Gregory R Hall
greg.hall@dlapiper.com
T 480.606.5128
F 480.606.5528

February 12, 2008	OUR FILE NO. 366893-000004
Via UPS
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:     Teknik Digital Arts, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed on November 29, 2007
File No. 333-143925
Form 10-KSB for Fiscal Year Ended September 30, 2006
File No. 000-51253
Ladies and Gentlemen:
     On behalf of Teknik Digital Arts, Inc., a Nevada corporation (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 3 to the Registration Statement on Form S-1 (the “S-1 Amendment”) of the Company for registration under the Securities Act of 1933, as amended (the “Securities Act”), of the resale of up to 12,500,000 shares of the Company’s common stock to be sold by the selling shareholders described therein.
     The S-1 Amendment has been prepared in response to the Staff’s comments to such filing. The Staff’s comments are set forth in a letter, dated December 21, 2007, from David L. Orlic, Esq., [Assistant Director], addressed to John R. Ward, Chairman and Chief Financial Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Unless otherwise noted, all references to page numbers refer to the S-1 Amendment filed herewith.
Amendment No. 2 to Registration Statement on Form S-1
Selling Securityholders, page 16
1.	You reflect Dutchess Private Equities Fund, Ltd. as owning zero shares of common stock prior to the offering and 12,500,000 shares of common stock, or 46% of the outstanding shares, alter the offering. It would appear that Dutchess would own 12,500,000 shares of common stock prior to the offering and zero shares of common stock after the offering. Please advise.
      In response to the Staff’s comment, we have revised the selling securityholders chart to accurately reflect their ownership before and after the offering. The numbers were transposed.
Part II — Information not Required in the Prospectus
Item 28. Undertakings, page U-2
2.	We reissue comment 9 of our letter dated October 30,2007. Please include the entire undertaking set forth in Item 512{a)(l) of Regulation S-B, exactly as it appears in that item.

United States Securities and Exchange Commission
February 12, 2008
Page Two
          In response to the Staff’s comment, we have revised the entire undertaking to mirror the language in Section 512(a)(1) of Regulation
S-B.
Form 10-KSB for Fiscal Year Ended September 30,2006
Item 5. Market for Common Stock and Related Stockholder Matters, page 8
3.	Refer to comment 10 of our letter dated October 30,2007 and comment 29 of our letter dated July 20,2007. Those comments relate to disclosure regarding the market for your common stock and related stockholder matters. See the caption immediately above the present comment. In response to comment 10 of our letter dated October 30,2007 (similarly captioned), you state that you have already responded to this comment, but you refer to provisions regarding safe harbors for forward-looking statements. Please confirm that you will include all the information required by Item 201 of Regulation S-B (Market for Common Stock and Related Stockholder Matters) in future annual reports on Form 10-KSB.
          In response to the Staff’s comment, the Company hereby confirms confirm that it will include all the information required by Item 201 of Regulation S-B (Market for Common Stock and Related Stockholder Matters) in future annual reports on Form 10-KSB.
Very truly yours,
DLA Piper US LLP
Gregory R Hall
Partner
GRH:SGH
SD\1782265.1